AB 3/10

08029435

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avanti Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 St. Clair Avenue East, Suite 1700
(No. and Street)

Toronto (City) Ontario, Canada (State) M4T 2S3 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dawn Rosen 416-323-1393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

111 North Orange Avenue, Suite 1600 (Address) Orlando (City) FL (State) 32801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/2

OATH OR AFFIRMATION

I, Donald E. Loeb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avanti Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NANCY MATTESON
Notary Public, State of Florida
My comm. exp. Aug. 8, 2008
Comm. No. DD 344584

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVANTI SECURITIES CORPORATION

Table of Contents

KPMG LLP
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802

Report of Independent Registered Public Accounting Firm

The Board of Directors
Avanti Securities Corporation:

We have audited the accompanying statements of financial condition of Avanti Securities Corporation (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avanti Securities Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2008
Orlando, Florida
Certified Public Accountants

AVANTI SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2007 and 2006

Assets		**2007**	**2006**
Cash	$	47,600	31,394
Prepaid expenses		7,575	7,468
Other assets		4,800	4,800
Total assets	$	59,975	43,662
Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable and accrued expenses	$	2,500	7,466
Total liabilities		2,500	7,466
Stockholders' equity:			
Common stock, $0.10 par value, authorized 1,000,000 shares; 10,000 shares issued and outstanding		1,000	1,000
Additional paid-in capital		108,809	108,809
Accumulated deficit		(52,334)	(73,613)
Total stockholders' equity		57,475	36,196
Total liabilities and stockholders' equity	$	59,975	43,662

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statements of Operations

Years ended December 31, 2007 and 2006

		2007	2006
Revenue:			
Miscellaneous	$	35,000	—
Fees (note 3)		—	30,000
Interest		162	211
Total revenue		35,162	30,211
Expenses:			
Taxes and licenses		9,181	9,567
Professional fees		3,800	9,621
Insurance		872	881
Other		30	169
Total expenses		13,883	20,238
Net income	$	21,279	9,973

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statements of Stockholders' Equity

Years ended December 31, 2007 and 2006

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders' equity
Balances at December 31, 2005	$	1,000	104,009	(83,586)	21,423
Net income		—	—	9,973	9,973
Contributed capital		—	4,800	—	4,800
Balances at December 31, 2006		1,000	108,809	(73,613)	36,196
Net income		—	—	21,279	21,279
Contributed capital		—	—	—	—
Balances at December 31, 2007	$	1,000	108,809	(52,334)	57,475

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statements of Cash Flows

Years ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income	$	21,279	9,973
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in operating assets and liabilities:			
Prepaid expenses		(107)	(43)
Other assets		—	(4,800)
Accounts payable and accrued expenses		(4,966)	58
Net cash provided by operating activities		16,206	5,188
Cash flows from financing activities:			
Contribution of capital		—	4,800
Net cash provided by financing activities		—	4,800
Net increase in cash and cash equivalents		16,206	9,988
Cash and cash equivalents at beginning of year		31,394	21,406
Cash and cash equivalents at end of year	$	47,600	31,394

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2007 and 2006

(1) Summary of Significant Accounting Policies

(a) General

Avanti Securities Corporation (the "Company") was incorporated in 1986 under the laws of the State of Georgia. The Company is organized as a securities broker-dealer firm and is owned 50% by Avanti Development Corporation and 50% by Loeb (U.S.) Corporation. The primary securities activity in which the Company has been involved has been sales of limited partnership interests in which the Company's stockholders serve as general partners. The Company does not hold customer securities.

(b) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) Income Taxes

At December 31, 2007 and 2006, the Company has federal and state operating loss carryforwards approximating $47,139 and $68,418, respectively. The carryforward losses will expire in years 2011 through 2023. The Company's operating loss carryforwards give rise to a deferred tax asset, all of which is offset by a valuation allowance. In assessing the realizability of its deferred tax asset, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of the Company's deferred tax asset is dependent upon the generation of future taxable income prior to the expiration of the operating loss carryforwards. Based upon the level of historical taxable income and projections for future taxable income over the expiration period of the operating loss carryforwards, management does not believe that it is more likely than not that the Company will realize the benefits of the operating loss carryforwards and accordingly, has recorded a valuation allowance equal to the tax effect of its operating loss carryforwards.

(3) Related Party Transactions

Fees of $30,000 in 2006 resulted from transactions with an affiliate of the Company's stockholders.

(Continued)

(4) Broker-Dealer Regulation of the Securities Exchange Act

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1). The rule provides that a broker-dealer is to have and maintain net capital of not less than $5,000 if it does not receive funds, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers. As of December 31, 2007, the Company's net capital was $45,100 and its excess net capital was $40,100. As of December 31, 2006, the Company's net capital was $23,928 and its excess net capital was $18,928. The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of paragraph (k).

(5) Subordinated Claims of General Creditors

As of December 31, 2007 and 2006, and during the years then ended, the Company did not have any liabilities that were subordinated to the claims of general creditors.

AVANTI SECURITIES CORPORATION

Schedule – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net Capital

Total stockholders' equity	$	57,475
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		7,575
Other assets		4,800
Total non-allowable assets		12,375
Net capital	$	45,100

Computation of Basic Net Capital Requirement

Minimum net capital required of reporting broker or dealer	$	5,000
Excess net capital	$	40,100
Excess net capital at 1000 percent (as per instructions)		44,850
Aggregate indebtedness		2,500
Percentage of aggregate indebtedness to net capital		6%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2007 filed by Avanti Securities Corporation in its Form X-17a-5, Part II.

KPMG LLP
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Avanti Securities Corporation:

In planning and performing our audit of the financial statements of Avanti Securities Corporation (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

KPMG

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

END

February 22, 2008
Orlando, Florida
Certified Public Accountants